Contact

www.linkedin.com/in/richard-averitt-3830b17 (LinkedIn)
www.thewellproject.org (Other)

Top Skills

Entrepreneurship
Start-ups
Fundraising

Languages

Swedish

Richard Averitt

Photographer and Co-Founder/CEO at Starchive
Nellysford, Virginia, United States

Summary

I am an endlessly curious artist, entrepreneur, angel investor, father, and student of life. I'm practicing to be a better human every day. CEO - @starchive.io

Experience

Starchive
8 years 6 months

Co-Founder and CEO
June 2014 - Present (8 years 6 months)
Charlottesville, Virginia, United States

CEO
June 2014 - Present (8 years 6 months)
Nellysford, Virginia

Web3 enabled 'dropbox' for the creator economy - and so much more. Serving creators from Day1 of their journey all the way to Dylan.

The Crypto Company
Investor
January 2016 - Present (6 years 11 months)

Organic Robotics Corporation (ORC)
Investor
June 2021 - Present (1 year 6 months)

Gumroad
Investor
March 2021 - Present (1 year 9 months)

Aptera Motors
Investor
May 2021 - Present (1 year 7 months)

Mogul
Investor
January 2020 - Present (2 years 11 months)

TEDxCharlottesville
Co-Organizer and Emcee
February 2013 - Present (9 years 10 months)
Charlottesville, Virginia Area

Draft Taproom
Founder and Co-Owner
March 2016 - Present (6 years 9 months)
Charlottesville, Virginia Area

Averitt Innovations, Inc.
Instigator
August 2010 - Present (12 years 4 months)

I am doing the best work of my life now on a project basis helping others bring their ideas for products and consumer services to life. Think of it as the art and architecture of business and my role is to be the craftsman who leads the team to an elegant solution.

The Well Project
Co-Founder and Chairman of the Board
January 2003 - Present (19 years 11 months)

Founded in 2002, The Well Project is an Atlanta-based national non-profit organization with the mission of changing the course of the HIV/AIDS pandemic through a unique and comprehensive focus on women. The Well Project (TWP) believes that women hold the key to changing the course of AIDS history.

Commonwealth Restaurant and SkyBar
Founder, Designer and Co-Owner
January 2012 - July 2020 (8 years 7 months)
Charlottesville, Virginia Area

I was the concept and design lead working with a remarkable group of talented colleagues to conceive and bring to life the Commonwealth Restaurant and Skybar. My role was to craft the vision of the experience and lead the team to bring it to life.

Crowdfunder.com
Investor
March 2012 - January 2019 (6 years 11 months)

Jawfish
COO - Founder
January 2012 - January 2014 (2 years 1 month)

Jawfish Games is the industry leader in real---time, multiplayer tournaments for web and mobile. The Jawfish Tournament Platform is scalable, lightweight, and cross---platform, allowing players to compete in the same field of play across multiple devices. Jawfish Games was founded in January, 2012 and is based in Seattle, Washington. For more information, please visit www.jawfishgames.com.

A Part of Something Big
Co-Founder and CEO
March 2006 - January 2011 (4 years 11 months)

A Part of Something Big is establishing a new position in the school and civic product fundraising market. Our company offers schools, parents, students and end customers an opportunity to be A Part of Something Big by participating in fundraisers which have a big impact on their organization and the world. Our offerings are both a replacement for and a complement to traditional fundraising programs.A Part of Something Big sources all of our products from social development, micro-finance, fair trade, non-profit, and environmentally-friendly organizations. The big idea is that every product you might buy to support your school or organization will also support important causes and values in the U.S. and abroad.

Education

San Francisco Art Institute
Bachelor of Fine Arts (BFA), Photography · (1992 - 1993)

Savannah College of Art and Design
n/a, Fine/Studio Arts, General · (1990 - 1992)

UWP
 · (1988 - 1989)

Georgia Tech

n/a, History and Philosophy of Science and Technology · (1987 - 1988)